STATEMENT OF FINANCIAL CONDITION

CTC, LLC
December 31, 2019
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CTC, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 S. Financial Place, 4th Floor
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Pope (312) 863-8012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One S. Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Bednarz _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CTC, LLC _____ , as
of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:


Signature

President
Title

Notary Public

TAMARA S CROWE
Official Seal
Notary Public - State of Illinois
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This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CTC, LLC

Statement of Financial Condition

December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2
Notes to Statement of Financial Condition   3-11



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of CTC, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of CTC, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
February 25, 2020

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1

CTC, LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	4,647,336
Securities and derivative contracts owned and pledged, at fair value		11,148,656,604
Due from brokers and dealers, net		15,510,342
Interest and dividends receivable		316,035
Receivable from related parties		2,849,863
Other assets		1,152,891
Total assets	$	11,173,133,071

Liabilities and member's capital

Liabilities:

Securities and derivative contracts sold, not yet purchased, at fair value	$	10,014,943,260
Due to brokers and dealers, net		968,172,639
Interest and dividends payable		5,827,681
Accounts payable and other accrued expenses		5,705,931
Total liabilities		10,994,649,511
Member's capital		178,483,560
Total liabilities and member's capital	$	11,173,133,071

See accompanying notes.

CTC, LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Organization and Nature of Business

CTC, LLC (CTC or the Company), an Illinois limited liability company, was formed on January 7, 1998, and commenced operations on May 7, 1998. CTC Trading Group, LLC (CTG or the Parent) is the sole member of CTC.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and engages in the proprietary trading of exchange-traded equity and index options, futures contracts, options on futures contracts, and exchange-traded equity securities. The Company is a member of various exchanges including the Chicago Board Options Exchange (CBOE), the C2 Options Exchange, the NYSE Amex, the Philadelphia Stock Exchange, NYSE Arca, the International Securities Exchange (ISE), BOX Options Exchange (BOX) and the CME Group.

2. Significant Accounting Policies

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are stated in U.S. dollars.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of three months or less and that are not held in the ordinary course of its trading business to be cash equivalents. Cash and cash equivalents consist of non-interest-bearing bank accounts and interest-bearing bank accounts.

Securities Owned and Pledged and Derivative Assets and Securities Sold, Not Yet Purchased and Derivative Liabilities

Securities owned and derivative assets and securities sold, not yet purchased and derivative liabilities and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market or fair value generally based on quoted market prices.

The Company enters into exchange-traded derivative contracts for trading purposes. Exchange-traded derivatives include futures, options on equities, and options on futures contracts. Exchange-traded derivatives are recorded at fair value. The Company values exchange-traded derivatives at the closing settlement price for futures contracts and, generally, the mid-point between the best bid and the best offer for options contracts as determined by the primary exchange or clearing corporation.

2. Significant Accounting Policies (continued)

Interest and Dividend Income and Expense

Interest income and expense is recorded on the accrual basis. Dividend income and expense is recorded on the ex-dividend date.

Due from and Due to Brokers and Dealers

Due from and due to brokers and dealers includes trades pending settlement and unrealized gains and losses on futures contracts, as well as cash and margin balances held at the brokers and dealers. The Company's principal source of short-term financing is provided by its primary clearing brokers from whom the Company can borrow on an uncommitted basis against its proprietary securities positions, subject to collateral maintenance requirements.

The Company, pursuant to customary agreements, conducts business primarily with four clearing brokers for its trading activities. A substantial portion of the assets and liabilities of the Company reflected on the statement of financial condition are positions with and amounts due from and to its primary brokers. Netting arrangements allow netting of amounts due to and from the primary brokers. Due from brokers and dealers was $15,510,342 as of December 31, 2019, and due to brokers and dealers was $968,172,639 as of December 31, 2019, and are presented as such on the statement of financial condition. In the event any of the brokers and dealers are unable to fulfill their obligations, the Company would be subject to credit risk.

Rebates

The Company received rebates consisting of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Boards (FASB) issued Accounting Standards Update (ASU) 2016-3, Financial Instruments - Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments* , which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal year beginning after December 15, 2019. Expected credit losses, including trade receivables and notes receivable, will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed its analysis as of January 1, 2020, related to the above noted financial assets within the scope of FASB ASU Topic 326 and did not identify any material current expected credit loss to be recorded.

3. Fair Value Measurements

The fair value of the Company's assets and liabilities, which qualify as financial instruments under FASB Accounting Standards Codification (ASC) Topic 825, *Disclosures About Fair Value of Financial Instruments,* approximates the carrying amounts presented on the statement of financial condition.

3. Fair Value Measurements (continued)

FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.

FASB ASC Topic 820 clarifies how restrictions on the sale or use of an asset should be considered in determining fair value. To the extent that a legal or contractual restriction is specific to the security and, therefore, would transfer with the security upon sale to another market participant, then, it would be appropriate to consider such restriction in the determination of fair value of the security.

The hierarchy established under FASB ASC Topic 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As required by FASB ASC Topic 820, the Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy and their applicability to the Company's financial instruments are described below:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data.

- Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company.

The Company considers observable data to be the market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

CTC, LLC

Notes to Statement of Financial Condition (continued)

3. Fair Value Measurements (continued)

Securities whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, generally include, without limitation, active listed equities. The Company trades exchange-traded derivative instruments. Exchange-traded derivatives, such as futures, equity and index options, and options on futures contracts, are typically classified within Level 1 of the fair value hierarchy.

The following table presents the financial instruments carried on the statement of financial condition by financial instrument type and by level within the valuation hierarchy as of December 31, 2019:

Description	Fair Value Hierarchy as of December 31, 2019							
		Level 1		Level 2		Level 3		Total
Assets								
Futures*	$	39,934,048	$	-	$	-	$	39,934,048
Securities and derivative contracts owned, at fair value:								
Index and equity options		7,015,765,210		-		-		7,015,765,210
Options on futures		3,472,800,861		-		-		3,472,800,861
Equities		660,090,533		-		-		660,090,533
Total securities and derivative contracts owned, at fair value		11,148,656,604		-		-		11,148,656,604
Total assets		$11,188,590,652	$	-	$	-		$11,188,590,652
Liabilities								
Futures*	$	34,676,492	$	-	$	-	$	34,676,492
Securities and derivative contracts sold, not yet purchased:								
Index and equity options		7,515,110,835		-		-		7,515,110,835
Options on futures		2,234,755,632		-		-		2,234,755,632
Equities		265,076,793		-		-		265,076,793
Total securities and derivative liabilities sold, not yet purchased		10,014,943,260		-		-		10,014,943,260
Total liabilities		$10,049,619,752	$	-	$	-		$10,049,619,752

*Futures contracts are included in due from and due to brokers and dealers, net on the statement of financial condition.

All equity securities are pledged to clearing brokers on terms that permit these parties to sell or repledge the securities to others, subject to certain limitations.

All securities owned and derivative assets, securities sold, not yet purchased and derivative liabilities are reflected gross by level before netting by counterparty in accordance with FASB ASC Topic 815, *Derivatives and Hedging* .

With the exception of exchange memberships, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the investments.

4. Related-Party Transactions

The Company has a Services and Expenses Agreement with the Parent under which the Company reimburses the Parent for certain expenses, including compensation and benefits, occupancy, communications and support department allocations. The expense allocations and reimbursements resulted in a receivable of $2,212,942 as of December 31, 2019, which is reflected as receivable from related parties on the statement of financial condition.

The Company also had a receivable of $636,921 from CTC Energy, LLC, a wholly owned subsidiary of the Parent, as of December 31, 2019 related to interest which is reflected as receivable from related parties on the statement of financial condition.

5. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, reference rate, or a combination of these factors. The Company primarily trades in exchange-traded futures, options on equities and indices, and options on futures contracts. These derivative financial instruments may have market risk in excess of the amounts recorded on the statement of financial condition. Generally, the brokers are governed by industry-standard agreements. These agreements set forth each party's basic rights, responsibilities, and duties. These agreements also contain information regarding financial terms and conditions, as well as termination and events of default provisions.

As the Company's trading strategies are dependent upon the existence of these agreements, the Company's clearing brokers usually have multiple specified events under which they can terminate individual transactions or the entire agreement. These events are most commonly related to trading losses during a specified period. It is not guaranteed that the counterparties will move to terminate individual transactions or entire agreements if such declines are encountered; however, it is their right to do so, which may severely impact the Company's positions. No such events have resulted in clearing brokers or counterparties exercising such right, and all of the Company's financial and other related agreements remain in effect.

Securities sold, not yet purchased represent obligations of the Company to deliver specified financial instruments, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold short may exceed the amount recognized on the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Notes to Statement of Financial Condition (continued)

5. Derivative Financial Instruments (continued)

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. All of the derivative instruments entered into by the Company are exchange-traded contracts. For exchange-traded contracts, the clearing corporation acts in the role of counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties for specific positions. This risk is based on the extent the counterparties comply with the rules of the clearinghouses. The Company may use derivative financial instruments to manage exposure to loss from credit risk.

The Company's fair values of the derivative instruments on a gross basis by primary risk exposure as of December 31, 2019, are listed in the table below:

Derivatives	Statement of Financial Condition Location		Asset Fair Value	Statement of Financial Condition Location		Liability Fair Value
Equity risk						
Index and equity options*	Securities and derivative contracts owned, at fair value	$	7,015,765,210	Securities and derivative contracts sold, not yet purchased, at fair value	$	7,515,110,835
Options on futures*	Securities and derivative contracts owned, at fair value		3,472,800,861	Securities and derivative contracts sold, not yet purchased, at fair value		2,234,755,632
Futures*	Due from brokers and dealers		39,934,048	Due to brokers and dealers		34,676,492
Total		$	10,528,500,119		$	9,784,542,959

5. Derivative Financial Instruments (continued)

The Company offsets certain derivative assets and liabilities under netting arrangements. The following table represents derivative assets and liabilities that are offset on the statement of financial condition as of December 31, 2019:

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Futures*	39,934,048	(29,450,032)	10,484,016	-	-	10,484,016
Total	$ 39,934,048	$ (29,450,032)	$ 10,484,016	$ -	$ -	$ 10,484,016

Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Futures*	34,676,492	(29,450,032)	5,226,460	-	-	5,226,460
Total	$ 34,676,492	$ (29,450,032)	$ 5,226,460	$ -	$ -	$ 5,226,460

*Futures contracts are included in due from and due to brokers and dealers, net on the statement of financial condition.

6. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FASB ASC Topic 460, *Guarantees* . Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

The maximum payouts for these contracts are limited to the amounts of each contract. Maximum payouts do not represent the Company's expected future cash requirements, as the Company's written option positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2019, including those that are settled in cash, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

7. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, and has elected to compute its net capital requirements under the alternative method, which requires the maintenance of minimum "net capital" of $250,000. The rules also provide that equity capital may not be withdrawn or cash distributions paid if the resulting minimum net capital would be less than five percent of aggregate debits. At December 31, 2019, the Company has net capital of $174,389,636, which is $174,139,636 in excess of its required capital of $250,000.

Advances to affiliates and other equity withdrawals of CTC are subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

9. Income Taxes

As a limited liability company with a single owner, the Company is treated as a disregarded entity for federal and state income tax purposes. Consequently, no liability for income taxes has been included in the financial statements.

FASB ASC Topic 740, *Income Taxes*, defines how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements and is applied to all open tax years. The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis of all significant tax jurisdictions and open tax years subject to examination, there were no material tax positions deemed to meet a more-likely-than-not threshold. Therefore, no additional tax expense, including any interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. If the amount of a potential liability should become material in the future, an expense or prior-period adjustment may be recorded at that time. To the extent the Company records interest and penalties, they are included in the statement of operations. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2016. Open tax years are those that are open for examination by relevant taxing authorities.

10. Regulatory and Other Contingencies

In the ordinary course of business, the Company is subject to regulatory investigations and other regulatory and legal proceedings. Management cannot predict with certainty the outcome of pending regulatory and legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's statement of financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

11. Subsequent Events

Management of the Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued. No subsequent events have been recognized or require additional disclosure in the statement of financial condition.